Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2017
With Report of Independent Registered Public
Accounting Firm

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities
Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50140

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2017_____ AND ENDING_____12/31/2017_____

MM/DD/YY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Loop Capital Markets LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson Blvd. Suite 1901

(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Reynolds _____ 312-913-4900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – if individual, state last, first, middle name)

One South Wacker Drive, Suite 800	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Reynolds _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Loop Capital Markets LLC _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

```
OFFICIAL SEAL
WANDA DIANE WHITE
NOTARY PUBLIC, STATE OF ILLINOIS
COOK COUNTY
MY COMMISSION EXPIRES OCTOBER 23, 2021
```



Signature

Chairman & CEO

Title

Wanda Diane White
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Contents

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Members and Board of Managers
Loop Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Loop Capital Markets LLC (the Company) as of December 31, 2017, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2018.

Chicago, Illinois
March 15, 2018

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Loop Capital Markets LLC

Statement of Financial Condition
December 31, 2017

Assets

Cash and Cash equivalents	$	11,484,893
Securities owned, at fair value		8,381,531
Deposit with clearing brokers		450,000
Due from clearing broker		3,767,364
Due from affiliates		2,305,461
Fees and commissions receivable		2,523,413
Underwriting fees receivables		5,727,256
Prepaid expenses		1,706,006
Other assets		1,082,673
Fixed assets, net		701,231
Total assets	$	38,129,828

Liabilities and Members' Equity

Liabilities

Securities sold, not yet purchased, at fair value	$	3,467,906
Accounts payable		3,927,171
Accrued expenses		9,334,431
Deferred rent obligation		1,026,074
Other liabilities		150,814
Subordinated borrowings		2,724,000
Total liabilities		20,630,396
Members' equity		17,499,432
Total liabilities and members' equity	$	38,129,828

See notes to financial statement

2

1. Organization and Nature of Business

Loop Capital Markets LLC (the Company) is organized as a Delaware limited liability company under the Delaware Limited Liability Company Act. As a limited liability company, the members' liability is limited to the equity in the Company. Profits, losses, contributions, and distributions of the Company are allocated in accordance with the respective members' ownership interests. The Company is majority owned by Loop Capital, LLC, a wholly owned subsidiary of Loop Capital Holdings, LLC.

The Company trades fixed income securities on a principal basis, provides equity brokerage, underwriting services, fixed income analytical services, equity research, financial advisory and mergers and acquisition services for institutional customers.

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company does not carry security accounts for customers, nor does the Company perform custodial functions relating to customer securities. All customer transactions are executed and cleared through another registered broker on a fully disclosed basis. The Company does participate in various commission recapture programs in which customer funds are held for subsequent payment pursuant to the customer agreements in place. These customer funds are held in a "Special Account for the Exclusive Benefit of Customers". As such, the Company is operating under the provisions of paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC and accordingly is exempt from the remaining provisions of the Rule.

2. Summary of Significant Accounting Policies

Use of Estimates

The financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of these financial statements require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months at the date of acquisition that are not held for sale in the ordinary course of business.

Accrued Expenses

At December 31, 2017, the Company had accrued expenses primarily consisting of employee compensation, benefits, and distributions payable.

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Financial instruments are generally recorded at fair value. The Company uses third-party sources combined with internal pricing procedures to determine fair value for all equity and debt securities. The fair value of domestic equity securities and options is the market price obtained from a national securities exchange or the sale price in the over-the-counter markets or, if applicable, the official closing price or, in the absence of a sale on the date of valuation, at the latest bid price.

Long-term, fixed-income securities are valued based on market quotations by independent pricing services that use prices provided by market makers or matrices that produce estimates of fair market values obtained from yield data relating to instruments or securities with similar characteristics or future contractual sale transactions.

The carrying amount of subordinated borrowings closely approximates fair value based upon market rates of interest available to the Company at December 31, 2017.

Due To and From Clearing Broker

Receivables and payables related to trades pending settlement are netted in due to/from clearing broker in the statement of financial condition. The Company may obtain short-term financing from its clearing broker from whom it can borrow against its inventory positions, subject to collateral maintenance requirements. At December 31, 2017, the Company had a net amount due from its clearing broker of $3,767,364.

Deposit with Clearing Brokers

Deposits represent amounts held in conjunction with the Company's agreements with its clearing brokers. As of December 31, 2017, the Company had deposits of $450,000 with its clearing brokers.

Fixed Assets

Fixed assets include furniture, equipment and artwork. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years. Artwork is recorded and held at cost.

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable, no less than annually. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. As of December 31, 2017, the Company did not have an impairment of long-lived assets.

Deferred Rent

Rent expense for leased office space is recorded on a straight-line basis over the lease term. Deferred rent is recorded for the difference between recorded rent expense and actual rental payments, and for certain concessions received by the Company.

2. Summary of Significant Accounting Policies (continued)

Stock Based Compensation

Certain employees of the Company receive Class B units as equity based compensation. Compensation cost is measured as the fair value of the awards on the day they are granted. A Black Scholes model is used to estimate the fair value of the awards. Compensation accounts for equity-based compensation expense by measuring the value of the award and recognizes compensation expense ratably over the 4-year vesting period. Recognized stock compensation expense is reduced for estimated forfeitures prior to vesting. Upon termination, unvested units are forfeited and the vested units are payable in accordance with the Company's operating agreement. Estimated forfeitures are reassessed in subsequent periods and may change based on new facts and circumstances. There were no forfeitures during 2017. For the year ended December 31, 2017, the units fully vested.

Income Taxes

As a limited liability company, the Company elected to be treated as a partnership. Consequently, taxable income or loss is allocated to the members in accordance with the operating agreement and no provision or liability for federal income taxes has been included in the financial statements. The Company files tax returns with the U.S. Internal Revenue Service and various states, as required. The Company is generally not subject to examination by U.S. federal and state tax authorities for tax years before 2014.

The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis, there were no material tax positions not deemed to meet a more-likely-than-not threshold. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

For the year ended December 31, 2017, the Company has no interest or penalties relating to income tax positions recognized in the statement of financial condition.

Recently Issued Accounting Policy

Revenue Recognition

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" (ASU 2014-09), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

The Company has identified its revenues and costs that are within the scope of the new guidance. The current broker-dealer industry treatment of netting deal expenses with investment banking revenues will change under the new guidance. As a result of adopting ASU 2014-09, the Company will generally present deal expenses on a gross basis rather than the current presentation of netting deal expenses for completed investment banking deals within revenues. This change will not impact earnings; however, the Company will report higher revenues and higher non-compensation expenses. Commission and financial advisory revenue will not be affected by the new guidance and, therefore there is no change in the timing of revenue recognition for these revenue items.

2. Summary of Significant Accounting Policies (continued)

The AICPA industry task forces on broker-dealers and asset management, the AICPA's Revenue Recognition Working Group and the AICPA's Financial Reporting Executive Committee (FinREC), continue to issue interpretive guidance on ASU 2014-09. The Company adopted this guidance effective as of January 1, 2018.

Recognition and Measurement of Financial Assets and Financial Liabilities

In January 2016, the FASB issued ASU No. 2016-01, "Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities" (ASU 2016-01). The amendments in ASU 2016-01 address certain aspects of the recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 is effective for annual and interim periods beginning after December 15, 2017. Except for the early application guidance outlined in ASU 2016-01, early adoption is not permitted. The adoption of ASU 2016-01 is not expected to have a material impact on the Company's results of operations or financial position, but may impact the Company's disclosures.

Leases

In February 2017, the FASB issued ASU No. 2017-02, "Leases", with an effective date for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and will require an entity to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.

Therefore, ASU 2017-02 will be effective for the Company's fiscal year beginning January 1, 2019. Management is assessing the impact that this ASU will have on the Company's financial statements.

3. Fair Value of Financial Instruments

Accounting Standards Codification (ASC) Topic 820-10, "Fair Value Measurement", establishes a fair value hierarchy that prioritizes inputs used in determining the fair value of financial instruments. The degree of judgment utilized in measuring fair value generally correlates to the level of pricing observability. Fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal market, or in the absence of a principal market, the most advantageous market. Financial instruments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These inputs are summarized in the three broad levels below:

Level 1: Valuations are based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations are based on quoted prices for identical or similar instruments in less than active markets and valuation techniques for which significant assumptions are observable, either directly or indirectly. The types of assets and liabilities that are categorized by the Company as Level 2 generally include U.S. government and government agency securities, and most state, municipal and corporate obligations.

Level 3: Valuations are based on valuation techniques whereby significant assumptions and inputs are unobservable and reflect the Company's best estimate of assumptions it believes market participants would use in pricing the asset or liability.

The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

3. **Fair Value of Financial Instruments (continued)**

The Company assesses its financial instruments on an annual basis to determine the appropriate classification within the fair value hierarchy, as defined by ASC Topic 820. Transfers between fair value classifications occur when there are changes in pricing observability levels. Transfers of financial instruments among levels are deemed to occur at the beginning of the period.

The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Municipal bonds – Municipal bonds can be valued under three approaches: (1) occasionally trades of municipal securities can be observed via trading activity posted by the Municipal Securities Rulemaking Board; (2) via a discounted cash flow model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, yield curves, bids, offers, and other reference data; and/or (3) in certain instances securities are valued principally using dealer quotations.

Municipal bonds are categorized in Level 1, Level 2 or Level 3 of the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

Corporate bonds – The fair value of corporate bonds is estimated using various techniques, which may consider recently executed transactions in securities of the issuer or comparable issuers or securities, market price quotations (where observable), evaluated prices from pricing sources, bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. Corporate bonds can be categorized as Level 1, Level 2 or Level 3 in the fair value hierarchy depending on the inputs (i.e., observable or unobservable) used and market activity levels for specific bonds.

U.S. government securities - U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in Level 2 of the fair value hierarchy.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

Description	Level 1	Level 2	Level 3	Total
Assets				
Securities owned:				
Municipal bonds	$ -	$ 6,566,779	$ -	$ 6,566,779
Corporate bonds	-	249,237	-	249,237
Government securities	-	1,565,515	-	1,565,515
	$ -	$ 8,381,531	$ -	$ 8,381,531
Liabilities				
Securities sold, not yet purchased:				
Corporate bonds	-	$ (1,971,995)	$ -	$ (1,971,995)
Government securities	-	(1,495,911)	-	(1,495,911)
	$ -	$ (3,467,906)	$ -	$ (3,467,906)

3. Fair Value of Financial Instruments (continued)

The Company assesses the levels of the investments at each measurement day, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer. There were no transfers between the Company's Levels 1, 2 and 3 classified instruments.

4. Fixed Assets

Fixed assets consisted of the following as of December 31, 2017:

Furniture and fixtures	$ 1,912,645
Equipment	1,591,303
	3,503,948
Less:	
Accumulated depreciation-FF	(1,360,585)
Accumulated depreciation-Equipment	(1,442,132)
Fixed assets, net	$ 701,231

5. Members' Equity

On May 3, 2013, the Company authorized an amendment to the operating agreement that created a new class of non-voting B-units. As a result of the amendment, the Company had two classes of units, A (voting) and B (non-voting). On June 1, 2013, certain employees of the Company were granted 20,154 non-voting B-units. Among other things as defined in the agreement, these units are subject to a vesting period. The fair value of the units were determined by a Black Scholes model and recognized on a straight-line basis over a 4-year vesting period. Upon termination of employment, unvested units are forfeited and the vested units are payable in accordance with the Company's operating agreement. Since inception, 1,715 of the non-voting B-units have been forfeited. For the year ended December 31, 2017, the Company had outstanding 111,089 voting A-units and 18,439 non-voting B-units. As of December 31, 2017, the Company had the following non-vested B-units:

Non-vested units at January 1, 2017	6,146
Vested units	6,146
Non-vested units at December 31, 2017	-

6. Debt

The Company has a $75 million senior revolving line-of-credit agreement with BMO Harris Bank N.A. (Harris) due April 30, 2018 on which it intermittently draws based on business needs. Pursuant to this agreement, interest is at a rate determined and agreed upon by the Company and Harris at the time funds are drawn down, which varies from time to time. The agreement is collateralized by certain securities and other property as defined in the agreement. As of December 31, 2017, the Company had no outstanding borrowings under this line-of-credit agreement. The loan had an interest rate of .125 percent. The Company intends to renew this line of credit at or before maturity.

7. Employee Benefit Plan

The Company maintains an employee 401(k) plan covering all of its eligible employees as defined by the plan. Under the terms of the plan, management may make discretionary matching contributions. The Company made no matching contributions for the year ended December 31, 2017.

8. Operating Leases

The Company leases office space in Chicago and New York City under non-cancelable operating leases that expire during various times through January 2027. Additionally, the Company leases office space in various other locations with lease terms of one year or less, which, due to the short-term nature of the leases, are not included in the schedule below. The Company also has a lease and sublease that is assumed by a third party; the lease payments and receipts from the sublease are not included below. The Company is responsible for utilities, real estate taxes, and maintenance on its leased office spaces.

Future minimum rental payments under non-cancelable operating leases with remaining terms in excess of one year as of December 31, 2017, for each of the next five years and in the aggregate are:

2018	$ 1,780,777
2019	1,800,861
2020	1,820,941
2021	1,332,241
2022	843,549
Thereafter	3,857,887
Total minimum lease payments	$ 11,436,256

9. Related Party

The Company has an expense sharing agreement with Loop Capital, LLC, a related party. The Company transacts business with and incurs amounts due from and payable to other affiliates in the ordinary course of business. The Company had net receivables from other affiliated entities, Loop Capital Financial Consulting Services and Loop Capital, LLC, in the amount of $2,305,461. At December 31, 2017, this amount was included in due from affiliates on the statement of financial condition.

10. Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities through its principal correspondent broker-dealer and others. Amounts due to the clearing broker, if any, and securities sold, not yet purchased, are collateralized by securities owned and cash on deposit with the clearing broker. In the event such parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the correspondent broker-dealer and others.

It is the Company's policy to periodically review, as necessary, the credit standing of such correspondent broker-dealer and others.

The Company maintains deposits with financial institutions in amounts that exceed the federally insured limits. The Company does not believe it is exposed to significant credit risk.

11. Subordinated Borrowings

The following is a summary of subordination agreements at December 31, 2017 as listed below:

Description	Principal	Interest	Total
Subordinated loan, with a related party, interest at 3.0 percent, due December 18, 2018	$ 1,500,000	$ 183,875	$ 1,683,875
Subordinated loan, with third party, interest at 1.95 percent, due September 14, 2019	1,224,000	6,962	1,230,962
	$ 2,724,000	$ 190,837	$ 2,914,837

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings is $2,914,837 of which $2,724,000 is principal and $190,837 is accrued interest included in accrued expenses on the statement of financial condition.

During January 2014, the Company entered into a $2,500,000 settlement and mutual release agreement for outstanding claims as a result of its participation in a 2008 debt underwriting. The insurance covered $1,750,000 of the settlement. The Company's liability related to this agreement was $750,000, of which $375,000 was recorded as subordinated debt, paid over three years beginning in 2015 with an interest at a rate of 7.5 percent per annum. The Company made a final principal payment on the debt in the amount of $125,000 in 2017.

12. Commitments and Contingent Liabilities

The Company is an introducing broker, which executes and clears all transactions with and for customers on a fully disclosed basis with another broker-dealer, and in connection with this arrangement the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers.

In the ordinary course of business, the Company may be named as a defendant in, or be party to, various pending and threatened legal proceedings. In view of the intrinsic difficulty in ascertaining the outcome of such matters, the Company cannot state what the eventual outcome of any such proceeding will be. As a result of the Company's participation in an underwriting syndicate, the Company has been named in a class action lawsuit. Management believes that liabilities arising out of these proceedings will not have a material adverse effect on the financial statements of the Company.

13. Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

13. Indemnifications (continued)

Additionally, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

14. Net Capital Requirements

Pursuant to Rule 15c3-1 of the SEC, the Company is required to maintain minimum "net capital" equal to the greater of $250,000 or 6-2/3 percent of "aggregate indebtedness," as these terms are defined, and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. Net capital changes from day to day, but at December 31, 2017, the Company had net capital and net capital requirements of $9,526,285 and $962,567, respectively, and its net capital ratio was 1.52 to 1. The minimum net capital may effectively restrict the payment of distributions.

15. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued.